UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Antero Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

03673L 103

(CUSIP Number)

Glen C. Warren, Jr.

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 03673L 103

1	Name of Reporting Person Antero Resources Corporation

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 98,870,335 Common Units

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 98,870,335 Common Units

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,870,335 Common Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 53.0%*

14	Type of Reporting Person CO

*              Calculation of percentage based on a total of 186,623,101 common units outstanding as of September 11, 2017.

Explanatory Note: This Amendment No. 6 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on November 19, 2014 with the Securities and Exchange Commission (the “Commission”) relating to the common units (“Common Units”) representing limited partner interests in Antero Midstream Partners LP (the “Issuer” or “Partnership”), a Delaware limited partnership (such Schedule 13D, as amended and supplemented by Amendment No. 1, filed on September 18, 2015, Amendment No. 2, filed on September 24, 2015, Amendment No. 3, filed on March 25, 2016, Amendment No. 4, filed on March 31, 2016, and Amendment No. 5, filed on February 15, 2017, the “Original Schedule 13D”). The Original Schedule 13D is hereby amended and supplemented by Antero Resources Corporation, a Delaware corporation (the “Reporting Person”), as set forth below in this Amendment (as so amended and supplemented, the “Schedule 13D”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is supplemented as follows:

On September 11, 2017, the Reporting Person completed an underwritten public offering of 10,000,000 Common Units held by the Reporting Person pursuant to an Underwriting Agreement dated September 6, 2017 (the “Underwriting Agreement”) between the Reporting Person, the Issuer, Antero Midstream Partners GP LLC, a Delaware limited liability company and the general partner of the Issuer, Barclays Capital Inc. and Wells Fargo Securities, LLC. The Underwriting Agreement provides for the offer and sale (the “Offering”) by the Reporting Person, and purchase by the Underwriter, of 10,000,000 Common Units at a price of $31.11 per unit. Pursuant to the Underwriting Agreement, the Reporting Person has granted the Underwriter a 30-day option to purchase up to an additional 1,500,000 Common Units. The material terms of the Offering are described in the prospectus, dated September 6, 2017, filed by the Issuer with the Commission on September 8, 2017, pursuant to Rule 424(b) under the Securities Act of 1933, as amended. The Offering is registered with the Commission pursuant to a Registration Statement on Form S-3 (File No. 333-220359), filed by the Issuer on September 6, 2017.

Item 5.                                 Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 to the Original Schedule 13D in its entirety:

(a) — (b) The aggregate number and percentage of Common Units beneficially owned by the Reporting Person (on the basis of a total of 186,623,101 Common Units issued and outstanding as of September 11, 2017) are as follows:

Amount beneficially owned:	98,870,335
Percentage:	53.0%
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	98,870,335
ii. Shared power to vote or to direct the vote:	0
iii. Sole power to dispose or to direct the disposition of:	98,870,335
iv. Shared power to dispose or to direct the disposition of:	0

In addition, as of the date of this report, certain of the directors and executive officers of the Reporting Person (the “Covered Individuals”) beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Robert J. Clark	10,000	*
Richard W. Connor	15,370	*
Benjamin A. Hardesty	—	—
Peter R. Kagan	10,370	*
W. Howard Keenan, Jr.	10,370	*
James R. Levy	—	—
Paul M. Rady	190,344	*
Glen C. Warren, Jr.	130,266	*
Kevin J. Kilstrom	32,134	*
Ward D. McNeilly	32,134	*
Alvyn A. Schopp	38,134	*
Michael N. Kennedy	19,915	*

*                 Less than 1% of the class beneficially owned.

(c)          Neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)         The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 of the Original Schedule 13D, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by the Reporting Person.

(e)          Not applicable.

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 13, 2017

ANTERO RESOURCES CORPORATION

/s/ Alvyn A. Schopp
	Name:	Alvyn A. Schopp
	Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer